EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	March 15, 2012

Seabridge to Option Red Mountain Project to Banks Island Gold

Toronto, Canada…Seabridge Gold announced today that it has entered into a Letter of Intent whereby it has agreed to option its 100% interest in the Red Mountain Project, located in northwestern British Columbia, Canada, to Banks Island Gold Ltd.

To exercise the option, Banks Island Gold must: (i) pay Seabridge $900,000 in cash and issue Seabridge 4,000,000 of its common shares upon execution of a definitive option agreement; (ii) pay Seabridge a further $1,500,000 in cash on or before August 3, 2013; and (iii) pay Seabridge a final $9,500,000 in cash on or before February 3, 2015.  The option to Banks Island Gold remains subject to TSX Venture Exchange approval.

Seabridge President and CEO Rudi Fronk stated that “Seabridge is enthusiastic about Banks Island Gold’s acquisition of Red Mountain and believes that their management team has the skill set, commitment and knowledge to both grow the resource through exploration and progress the existing resource to production. It is for these reasons that we are willing to accept a significant portion of the up-front option payment in Banks Island Gold common shares.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net